Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-) and related Prospectus of Omega Healthcare Investors, Inc. for the registration of 10,000,000 shares of its common stock and to the incorporation by reference therein of our report dated March 11, 2010, with respect to the combined statement of revenues and certain expenses of the Healthcare Real Estate Carve-out of CapitalSource Inc.: Closing II for the year ended December 31, 2009, and our report dated March 11, 2010, with respect to the combined statement of revenues and certain expenses of the Healthcare Real Estate Carve-out of CapitalSource Inc.: Closing III for the year ended December 31, 2009, included in Omega Healthcare Investors, Inc.’s Current Report on Form 8-K dated May 7, 2010, filed with the Securities and Exchange Commission.

                            /s/ Ernst & Young LLP

McLean, Virginia
June 27, 2011